Filed by BB&T Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: First Virginia Banks Inc. Commission File Number: 001-06580

BB&T

BB&T Corporation

Public Relations
1100 Reynolds Blvd.
P.O. Box 1547
Winston-Salem, N.C. 27102-1547

News Release

Jan. 21, 2003

FOR IMMEDIATE RELEASE

Contacts:

ANALYSTS

Tom A. Nicholson
Senior Vice President
Investor Relations
(336) 733-3058

Scott E. Reed
Senior Executive Vice President
Chief Financial Officer
(336) 733-3088

MEDIA

Bob Denham
Senior Vice President
Public Relations
(336) 733-1002

Burney Warren
Executive Vice President
Mergers & Acquisitions
(252) 321-3347

Richard F. Bowman
Chief Financial Officer
First Virginia Banks Inc.
(703) 241-3685

BB&T to acquire First Virginia Banks Inc.

WINSTON-SALEM, N.C. – BB&T Corporation (NYSE: BBT) today said it plans to buy First Virginia Banks Inc. (NYSE: FVB) of Falls Church, Va., in a $3.38 billion stock swap.

The merger – combining two of the country's highest performing bank holding companies – would boost BB&T's assets to more than $91 billion and create the nation's 11th largest financial institution. It would move BB&T from fifth to second in Virginia market share and bolster its presence in metro Washington, D.C., Maryland and Tennessee.

First Virginia, with $11.2 billion in assets, is the parent company to eight community banks and 364 branch offices – 298 in Virginia, 55 in Maryland and 11 in northeast Tennessee.

The transaction, approved by the directors of both companies, is valued at $47.09 per First Virginia share based on BB&T's closing price Friday of $37.37. The exchange ratio will be fixed at 1.26 BB&T shares for each First Virginia share. The merger, which is subject to regulatory and shareholder approval, is expected to be completed in the third quarter.

"BB&T's acquisition strategy is to pursue very high quality banks and thrifts that improve our financial performance and franchise value," said BB&T Chairman and Chief Executive Officer John Allison. "We could not be more pleased with the prospects of a merger with First Virginia, which clearly meets this objective.

MORE

"Both institutions have produced outstanding operating results and have solid capital positions, excellent credit quality, strong branch office networks and very compatible operating philosophies. This merger will provide a great opportunity to improve the operating efficiency of two already highly efficient banks."

While First Virginia is BB&T's largest acquisition, Allison cited BB&T's successful track record of larger merger integrations, including its 1995 merger-of-equals with Southern National Corporation ($8.8 billion in assets). He also pointed to BB&T's acquisitions of United Carolina Bancshares ($4.4 billion in assets) in 1997, One Valley Bancorp ($6.6 billion in assets) in 2000 and F&M National Corporation ($4.2 billion in assets) in 2001.

First Virginia, with a long history of superior credit quality, is ranked No. 1 in that key performance area among 50 regional and super-regional financial institutions.

The largest and oldest bank holding company headquartered in Virginia, it recorded its sixth consecutive year of record earnings per share in 2002. As one of the highest performing financial institutions in the nation, First Virginia exceeds industry and peer group averages in important performance measures such as return on average assets (ROA) and return on average equity (ROE).

First Virginia is one of the top 25 auto finance providers in the country through its subsidiary, First Virginia Credit Services Inc. With 14 offices from Florida to Pennsylvania, auto financing makes up about half of First Virginia's loan portfolio. The merger would make BB&T one of the top 10 bank-owned auto finance companies in the country.

Like BB&T, First Virginia is organized as a series of community banks, which allows for decision-making to be kept close to the customer. It operates in some of the most economically attractive markets in the country, including its headquarters in metro Washington, D.C., the nation's leader in per capita income. The First Virginia acquisition would give BB&T nearly 10 percent of deposit market share in metro Washington, solidifying its No. 4 ranking.

The acquisition would push BB&T to No. 2 in Virginia, which ranks second in the nation in job growth. It would move BB&T to No. 7 in Maryland, which ranks third in the nation in median household wealth. BB&T would move to No. 10 in Tennessee. BB&T's goal is to be in the top five in deposit market share in all of its markets.

First Virginia customers will be introduced to BB&T's strong branch-based sales culture and its broad product and services line, including insurance, mutual funds, trust, online banking, annuities, investment banking, retail brokerage, treasury services, leasing and international banking.

"When you take a close look at our two companies, all you see is compatibility," said First Virginia Chairman, President and Chief Executive Officer Barry Fitzpatrick. "We're both well recognized for our community banking structure, high performance and excellent credit quality.

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"We're also both absolutely committed to highly personal client service. And we both strongly believe in developing total financial relationships with our clients through well-trained, focused employees."

Fitzpatrick will be named chief executive officer of BB&T's Virginia operations. He will fill one of three new seats on the BB&T Corporation board of directors and be named to its executive committee.

Two other current members of the First Virginia Banks Inc. board will serve on the BB&T Corporation board while the remaining First Virginia Banks board members will be offered seats on either the Branch Banking and Trust Company or Branch Banking and Trust Company of Virginia boards.

Winston-Salem-based BB&T Corporation operates more than 1,100 banking offices in the Carolinas, Virginia, Maryland, West Virginia, Kentucky, Tennessee, Georgia, Florida, Alabama, Indiana and Washington, D.C.

With $80.2 billion in assets as of Dec. 31, BB&T Corp. is the nation's 13th largest financial holding company. Barron's, a Dow Jones weekly, ranks BB&T as the second highest performing financial institution in the country. More information is available at www.BBandT.com.

Analysts' webcast: A webcast is scheduled for today at 9:30 a.m. EST to hear executives from BB&T and First Virginia discuss the details of the proposed transaction. Visit www.BBandT.com and select "Presentations and Webcasts" from the Investor Relations page, or go directly to http://www.firstcallevents.com/service/ajwz372818612gf12.html. A replay will be available at approximately 1 p.m. at the same address.

Media conference call: A news media conference call is scheduled for today at 11:30 a.m. EST. The phone number is (706) 634-1402. (No passcode is required.) Executives from both companies will participate.

#

This press release contains forward-looking statements as defined by federal securities laws. These statements may address issues that involve significant risks, uncertainties, estimates and assumptions made by management. Actual results could differ materially from current projections.

Please refer to BB&T's filings with the Securities and Exchange Commission for a summary of important factors that could affect BB&T's forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this press release.

BB&T's news releases are available at no charge through PR Newswire's Company News On-Call facsimile service. For a menu of BB&T's news releases or to retrieve a specific release call 1-800-758-5804, extension 809325.

The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of First Virginia Banks Inc., on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated Jan. 20, 2003, between BB&T and First Virginia. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

BB&T

and

First Virginia Banks, Inc.
Falls Church, VA

An In-Market Merger

Analyst Presentation
January 21, 2003

Forward-Looking Information

BB&T has made forward-looking statements in the accompanying analyst presentation materials that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of the management of BB&T, and on the information available to management at the time the analyst presentation materials were prepared. In particular, the analyst materials in this report include statements regarding estimated earnings per share of BB&T on a stand alone basis, expected cost savings from the merger, estimated merger or restructuring charges, estimated increases in First Virginia Banks, Inc.'s fee income ratio, estimated financial impacts resulting from deposit divestitures, the anticipated accretive effect of the merger, and BB&T's anticipated performance in future periods. With respect to estimated cost savings and merger or restructuring charges, BB&T has made assumptions about, among other things, the extent of operational overlap between BB&T and First Virginia Banks, Inc., the amount of general and administrative expense consolidation, costs relating to converting First Virginia Banks, Inc.'s bank operations and data processing to BB&T's systems, the size of anticipated reductions in fixed labor costs, the amount of severance expenses, the extent of the charges that may be necessary to align the companies' respective accounting policies, and the cost related to the merger. The realization of cost savings and the amount of merger or restructuring charges are subject to the risk that the foregoing assumptions are inaccurate.

Any statements in the accompanying exhibit regarding the anticipated accretive effect of the merger and BB&T's anticipated performance in future periods are subject to risks relating to, among other things, the following possibilities: (1) expected cost savings from this merger or other previously announced mergers may not be fully realized or realized within the expected time frame; (2) deposit attrition, customer loss or revenue loss following proposed mergers may be greater than expected; (3) competitive pressure among depository and other financial institutions may increase significantly; (4) costs or difficulties related to the integration of the businesses of BB&T and its merger partners, including First Virginia Banks, Inc., may be greater than expected; (5) changes in the interest rate environment may reduce margins; (6) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality, or a reduced demand for credit; (7) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which BB&T and First Virginia Banks, Inc. are engaged; (8) adverse changes may occur in the securities markets; and (9) competitors of BB&T and First Virginia Banks, Inc. may have greater financial resources and develop products that enable such competitors to compete more successfully than BB&T and First Virginia Banks, Inc.

BB&T believes these forward-looking statements are reasonable; however, undue reliance should not be placed on such forward-looking statements, which are based on current expectations. Such statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder value of BB&T following completion of the merger may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond management's ability to control or predict.

Outline

- Background and transaction terms
- Financial data
- Rationale and strategic objectives
- Investment criteria
- Summary

BB&T Corporation (BBT)

- $80.7 billion financial holding company **
- 1,127 branch locations in NC, SC, VA, GA, MD, WV, KY, TN, FL, AL, IN, and the District of Columbia **

	For the year ended 12/31/02*
• ROA	1.74%
• Cash Basis ROA	1.79%
• ROE	18.53%
• Cash Basis ROE	23.93%
• Cash Basis Efficiency Ratio	50.65%

* Operating earnings
** Including BB&T's pending acquisition of Equitable Bank in Maryland

First Virginia Banks, Inc. (FVB)

- $11.2 billion bank holding company headquartered in Falls Church, VA
- 364 locations - 298 in Virginia, 55 in Maryland, and 11 in Tennessee

	For the year ended 12/31/02*
• ROA	1.69%
• Cash Basis ROA	1.78%
• ROE	15.22%
• Cash Basis ROE	18.75%
• Cash Basis Efficiency Ratio	52.00%

*Operating earnings

Pro Forma Company Profile

- Size — $91.9 billion in assets (nation's 11th largest financial holding company in assets)
  $21.0 billion in market capitalization* (nation's 10th largest financial holding company in market cap)

- Offices**

VA	539
NC	335
MD	136
GA	117
KY	105
SC	94
WV	88
TN	49
FL	18
DC	7
AL	2
IN	1
Total	1,491

*Based on closing price as of 1/17/03
**Before targeted closings and divestitures

Pro Forma Company Profile

A Market Leader with Balanced Performance

- Small Business (#2 "Small Business-Friendly" Bank in America)
- Commercial Middle Market
- Home Equity (Market Leader)
- Mortgage Banking ($34.8 billion mortgage loan servicing portfolio)
- Sales Finance (Top 10 among U.S. banks)
- Insurance Agency Network (10th largest in U.S.: #1 in NC, SC, VA)
- Trust and Investment Management ($23.2 billion in AUM)
- Investment Services (Awarded the "Program of the Year" by Bank Securities Association)
- Capital Markets (Analysts named "Best on the Street" by Wall Street Journal 2002)
- Consumer Finance

Terms of the Transaction

Terms of the Transaction

• Purchase price:	$3.38 billion*
• Consideration:	1.26 shares of BB&T stock will be issued for each outstanding share of First Virginia stock
• Structure:	Tax-free exchange of stock equal to 100% of the purchase price
• Lock-up provision:	$155 million termination fee
• Expected closing:	Third quarter 2003

*Based on BB&T's closing stock price of $37.37 as of 1/17/03

Pricing

• Purchase price	$47.09
• Premium/market	24.7%
• Price/12-31-02 stated book	2.70x
• Price/2002 operating EPS	18.47x
• Price/2003 EPS estimate	17.50x
• BB&T shares issued	86.12 million*

* Assumes BB&T will repurchase 4.2 million of the shares to be issued in the transaction using FVB's excess equity.

Acquisition Comparables*

Comparable Acquisitions Announced since January 1, 2001
with Seller Assets over $4 Billion **

Buyer	Seller	Date Announced	Seller Total Assets ($M)	Deal Value ($M)	Deal Value/ Assets (%)	Deal Pr/ Stock Pr (%)	Deal Pr/Bk (%)	Deal Pr/ TgBk (%)	Deal Pr/ LTM EPS (x)
BB&T Corporation	F&M National Corporation	1/24/2001	4,038.0	1,168.6	28.9	47.2	294.9	325.3	21.2
Royal Bank of Canada	Centura Banks, Inc	1/26/2001	11,482.0	2,330.0	20.3	29.5	238.5	279.3	23.4
Citigroup, Inc	European American Bank	2/12/2001	15,384.0	1,950.0	12.7	NA	271.9	363.7	14.0
BNP Paribas Group	BancWest Corporation	5/7/2001	19,419.5	2,483.2	12.8	40.1	213.4	338.8	19.2
Washington Mutual, Inc	Dime Bancorp, Incorporated	6/25/2001	27,050.0	5,167.5	19.1	NA	300.8	428.5	30.2
BNP Paribas Group	United California Bank	12/8/2001	10,762.9	2,400.0	22.3	NA	221.5	221.5	17.0
Citigroup, Inc	Golden State Bancorp Inc	5/21/2002	54,088.7	5,807.1	10.7	12.7	216.0	283.3	13.3
M&T Bank Corporation	Allfirst Financial, Inc	9/26/2002	17,310.9	2,880.0	16.6	NA	165.3	302.4	NA
Maximum			54,088.7	5,807.1	28.9	47.2	300.8	428.5	30.2
Minimum			4,038.0	1,168.6	10.7	12.7	165.3	221.5	13.3
Average			19,942.0	3,023.3	17.9	32.4	240.3	317.9	19.8
Median			16,347.5	2,441.6	17.9	34.8	230.0	313.8	19.2
Deal Price: $47.09									
BB&T Corporation	First Virginia Banks, Inc		11,227.6	3,375.5	30.1	24.7	269.7	318.6	18.5
Over(Under) Average Comparables					12.1	(7.6)	29.4	0.8	(1.3)

* Source for Acquisition Comparables: SNL Financial

**These numbers exclude the merger of equals between Wachovia and First Union.

Acquisition Comparables*

Comparable Acquisitions Announced in the Southeast since January 1, 2001
with Seller Assets over $800 Million **

Buyer	Seller	Date announced	Seller Total assets ($Mil)	Deal Value ($Mil)	Deal Value/ assets (%)	Deal Prc/ Stock Pr (%)	Deal Prc/Bk (%)	Deal Prc/ Tg Bk (%)	Deal Prc/ LTM EPS (x)	Deal Prc/ LTM Core EPS (x)
BB&T Corporation	F&M National Corporation	10/4/2001	4,078.0	1,168.6	28.9	47.2	294.9	325.1	21.1	21.1
BB&T Corporation	Virginia Capital Bancshares, Inc.	10/4/2001	532.7	180.5	13.9	9.8	110.5	110.5	20.1	20.1
Royal Bank of Canada	Centura Banks, Inc.	10/6/2001	11,480.0	2,110.0	20.1	39.5	278.5	279.1	21.4	18.8
Hancock Holding Company	Lamar Capital Corporation	1/11/2001	407.1	47.4	11.6	28.5	174.8	175.1	12.2	12.2
Wachovia, Inc	American Bancorporation	2/22/2001	715.4	74.0	10.1	59.0	216.0	227.4	14.5	18.7
First Virginia Banks, Inc	James River Bankshares, Inc	7/5/2001	516.1	110.7	21.4	59.4	195.6	207.4	19.0	18.4
SouthTrust Corporation	CENIT Bancorp, Inc	5/4/2001	664.8	121.6	18.1	66.1	211.2	244.5	19.6	18.4
SouthTrust Corporation	Community Bankshares, Incorporated	6/19/2001	416.4	117.5	28.1	5.4	272.4	272.4	20.6	20.1
National Commerce Financial Corp	SouthBanc Shares, Inc	7/16/2001	671.2	127.6	19.0	75	150.5	150.5	NA	20.1
BankAtlantic Bancorp, Inc	Community Savings Bankshares, Inc	9/10/2001	948.1	170.6	18.0	11.0	141.5	141.5	28.4	26.8
South Financial Group, Inc. (The)	Gulf West Banks, Inc	10/1/2002	516.0	115.9	22.5	1.1	285.2	294.5	21.0	NA
Royal Bank of Canada	Eagle Bancshares, Inc	10/6/2002	1,148.8	154.2	17.4	48.6	176.2	176.2	NA	51.1
Synovus Financial Corp	Community Financial Group, Inc	4/10/2002	490.5	84.6	17.2	19.1	206.1	207.1	21.8	14.2
BB&T Corporation	Regional Financial Corporation	5/22/2002	1,585.4	274.6	17.1	NA	181.9	186.4	16.8	16.8
Fifth Third Bancorp	Franklin Financial Corporation	7/24/2002	768.4	238.7	28.5	4.8	511.9	511.9	24.4	25.8
Royal Bank of Canada	Admiralty Bancorp, Inc	8/19/2002	577.8	149.7	25.9	11.5	396.1	118.2	17.7	17.7
Synovus Financial Corp	United Financial Holdings, Inc	9/25/2002	421.8	84.2	20.0	NA	101.4	140.1	21.5	NA
Maximum			11,480.0	2,110.0	11.9	66.1	511.9	511.9	17.7	51.1
Minimum			407.1	47.4	10.1	(9.8)	110.5	110.5	12.2	12.2
Average			1,531.6	285.1	20.9	28.0	238.0	248.7	21.8	24.8
Median			664.8	127.6	20.0	39.5	211.2	244.5	21.1	20.1
Deal Price: 3,470.9										
BB&T Corporation	First Virginia Banks, Inc		11,227.6	3,375.5	30.1	24.7	369.7	318.6	18.5	18.5
Over(Under) Average Comparables					9.2	(1.1)	31.6	69.9	(3.3)	(6.3)

* Source for Acquisition Comparables: SNL Financial

**These numbers exclude the merger of equals between Wachovia and First Union.

Financial Data

Financial Summary*

For The Year Ended:	BB&T (12/31/02)	FVB (12/31/02)
ROA	1.74%	1.69%
Cash Basis ROA	1.79	1.78
ROE	18.53	15.22
Cash Basis ROE	23.93	18.75
Net interest margin (FTE)	4.25	4.91
CB Efficiency ratio	50.65	52.00
Fee income ratio	36.70	21.63
Net charge-offs	.48	.17
Reserve/NPLs	193.00	635.00
NPAs/ total assets	.56	.20

*Operating earnings

Capital Strength

	BB&T (12/31/02)	FVB (12/31/02)
Equity/assets	9.2%	11.0%
Leverage capital ratio	6.9%	9.6%
Total risk-based capital	13.4%	15.8%

Rationale For Acquisition

- BB&T has an announced strategy to pursue in-market (Carolinas/Virginia/West Virginia/DC/Maryland/Georgia/Kentucky/Tennessee/Florida) and contiguous state acquisitions of high quality banks and thrifts in the $250 million to $10 billion range. While slightly above the upper end of our target size range, the acquisition of First Virginia Banks, Inc. is consistent with this strategy.
- This acquisition is very consistent with past acquisitions which we have successfully executed, i.e. it fits our model.
- BB&T has a proven track record of successfully integrating large in-market acquisitions. BB&T has successfully integrated Southern National in an MOE (1995), United Carolina Bancshares (1997), and F&M National Corporation (2001).

Rationale For Acquisition

- Optimizes BB&T's Virginia banking franchise, creating an operation that is commensurate with BB&T's highly efficient franchise in North and South Carolina.
- Adds approximately 850,000 new households that can be cross-sold with BB&T's more extensive array of products and services.
- First Virginia Banks, Inc. gives BB&T the number two deposit market share position and number one branch network in the high growth and economically attractive markets of Virginia.
- The merger significantly enhances BB&T's network in Maryland and Tennessee and gives BB&T a 9.8% market share (4th largest) in the Washington DC MSA.

Goal

- To enhance long-term BB&T shareholder value by improving our financial performance and fundamental franchise value
- Capture the operational efficiencies inherently achievable with this in-market merger
- Increase sales penetration in FVB's branch network
- Bolster BB&T's performance through the addition of a cadre of highly experienced, quality branch personnel that share the fundamental operating philosophy under which BB&T manages its banking network

BB&T has proven its ability to achieve its goals in other in-market mergers by successfully identifying and obtaining its projected revenue enhancement opportunities and cost savings efficiencies.

Strategic Objectives

Franchise Enhancement

The key strategic objectives achieved in this acquisition:

- Obtain the number two deposit market share position and the largest branch network in the high growth and economically attractive markets of Virginia. The merger significantly enhances BB&T's network in Maryland, Tennessee and the Washington DC MSA.
- Improve efficiency
  - 40% cost savings fully realized in the first 12 months of operations following the conversion of operating systems.
- Use FVB's superior auto finance platform to leverage the efficiency of BB&T's indirect lending operation and obtain a market leadership position in the auto finance niche within the BB&T footprint, becoming one of the top 10 bank-owned auto finance lenders in the U.S.

Strategic Objectives

Franchise Enhancement

- Enhance BB&T's balance sheet building on FVB's strong equity position and pristine asset quality
- Strengthens BB&T's balance sheet with the addition of a superior deposit base which will represent 15% of BB&T's pro forma deposits
- Increase product and market penetration through the use of BB&T's world standard sales system. First Virginia provides BB&T with approximately 850,000 new households that can be cross-sold with BB&T products

Efficiency Improvement

<u>Targeted Annual Cost Savings</u>

$131 million* or approximately

40% of First Virginia Banks, Inc.'s expense base

* Cost savings are estimated at 40% of FVB's 2002 expense base of $328.6 million (which excludes intangible amortization expense of $8.85 million).

Branch Consolidation *

BB&T	1,127
FVB	364
Total	1,491
Total overlapping FVB branches (1.5 mile radius)	141
Targeted closures	120 +
Branches assumed to be divested	16-22
Reduction of branches as % of FVB locations	~ 40 %

* The nature of the resulting branch franchise will provide a significant number of additional opportunities for consolidation as the franchise is strategically realigned and optimized. Based on prior acquisition experience with similar in-market mergers, BB&T believes that an additional 20+ branches may be closed over the ensuing 24 - 36 months after systems conversion.

Pre-Tax Cost Savings*

$ in Millions

DP / Back Office Operations	$ 49.2	
Branch Closings / Divestitures	42.8	
Holding Company Expenses	14.8	
Advertising	6.0	
Corporate Facilities	5.5	
Telecommunication Expenses	2.5	
Elimination of Multi-bank Structure	2.0	
Other	8.6	
Total Savings	$ 131.4	
Total Expenses	$ 328.6	(net of intangibles amortization)
Savings Percent	40.0%	

* 2002 expense base

Additional Merger Impacts

One-time after-tax merger-related charges
$35.0 million*

Deposit divestiture - $390 million

* Net of expected 8% premium from deposit divestiture equal to $31.2 million.

Reposition Balance Sheet

Lending Focus

BB&T has historically had a strong commitment to direct consumer and small business lending in its branch system. FVB has historically focused on indirect auto lending. Over time, BB&T will increase commercial and direct consumer lending activity at FVB's branches thus increasing the mix of consumer and commercial loans relative to indirect auto loans.

Pro Forma Deposit Mix

Strengthening BB&T's Liability Structure

	BB&T		FVB		Pro Forma	
Deposits ($ in millions)	Total 12/31/02	% of Total Deposits	Total 12/31/02	% of Total Deposits	Total 12/31/02	% of Total Deposits
Noninterest-bearing	$ 7,864	15%	$ 2,064	22%	$ 9,928	16%
Interest-bearing						
Savings and Interest Checking	3,072	6%	3,005	33%	6,077	10%
Money Market	17,189	34%	1,468	16%	18,657	31%
CD's and Other Time Deposits	23,155	45%	2,673	29%	25,828	43%
Total Deposits	$ 51,280	100%	$ 9,210	100%	$ 60,490	100%

Ability to Leverage Sales Skills

BB&T Revenue Mix *


Noninterest Income 37%
FTE Net Interest Income 63%

Fee Income: 37% of Net Revenue

FVB Revenue Mix *


Noninterest Income 22%
FTE Net Interest Income 78%

Fee Income: 22% of Net Revenue

* As of 12/31/02

Consistent Improvement of the Performance of Merger Partners


+75%
3500
3000
2500
2000
1500
1000
500
0
1939
2248
3399
2625
< 3 Yr Regions
< 5 Yr Regions
Core Regions
Banking Network

Net Revenue Per Branch
(in thousands)


+107%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
13.65%
17.83%
28.26%
21.63%
< 3 Yr Regions
< 5 Yr Regions
Core Regions
Banking Network

Return On Equity*

*Based on internal allocation methodologies

Branch Locations


BB&T Corporation
Equitable Bank (Pending Acquisition)
First Virginia Banks, Inc.

Economic Vitality Map



Economic Vitality by County
Superior
Excellent
Very Good
Above Average
Average
Below Average
Weak
Poor

■ **First Virginia Banks, Inc.**

Market Characteristics


Virginia

- 11th most populated state
- Ranks 2nd in the nation for "total new jobs created" and 4th in the nation for "best business climate"
- More than 1,030 companies have their headquarters in Virginia
- More than 700 foreign-affiliated firms are located in Virginia
- Virginia ranks 3rd among the 50 states as a recipient of federal R&D funds and 4th in federal R&D funds per capita
- Virginia ranks 9th in terms of venture capital investment
- Virginia ranked 11th in 2002 *Site Selection* "State Business Climate Ranking"
- Over 63% of Virginia's population has a household income above the national median
- Virginia ranks as the 8th best state in the nation for entrepreneurs, according to Waltham, MA-based Cognetics

Market Characteristics

Maryland



- Maryland has an unemployment rate of only 4.0% as compared to the national rate of 6.0% and a median household income of $59,428
- Maryland ranks 3rd in the nation in median household wealth, 4th in median household income, and 5th in per capita income
- Maryland ranks 5th in the nation in residents holding bachelor degrees
- The Washington-Baltimore Consolidated Metropolitan Statistical Area (CSMA) is the 4th wealthiest and 5th largest retail market in the U. S., with a combined effective buying income of $185 billion and retail sales of $98 billion

Market Characteristics

Metro Washington, DC



- Metro DC ranks 8th in the nation in median household income and 14th in median household wealth
- Metro DC has more than 5 million residents
- The projected 5-year CAGR in population of Metro DC is 1.3% (30% higher than the national average) and the 10-year CAGR (1990-2000) was 1.7% (31% higher than the national average)
- Metro DC has an unemployment rate of 3.2% as compared to the national rate of 6.0%
- Metro DC has an estimated $2.4 billion per year in venture capital investment, 6th best in the U.S.

Market Characteristics

BB&T's Footprint


#1
#3
#2
#2*
#3

- Of 48 MSA's in BB&T's footprint, the combined company will rank in the top 5 in 30 MSA's in market share
- The pro forma company will rank in the top 3 in market share in 5 key southeastern states
- The states in BB&T's footprint in 2001 contained 25.4% of the U.S. population and had a CAGR in population of 1.7%, .4% higher than the national average
- The states served by BB&T have a median household income of $42,143
- The 2001 median household wealth of these states is 8% above the national average

*Without home office deposits

Deposit Market Share - Virginia*

$ in Billions

	Deposits	% Market Share	Rank
Wachovia	$ 18.3	15.6%	1
**BB&T/FVB ** **	**16.4**	**14.0**	**2**
SunTrust	12.4	10.6	3
Bank of America	11.2	9.5	4

The merger improves BB&T's rank from 5th to 2nd in Virginia

* Excludes Capital One
**Deposits prior to divestiture

Deposit Market Share - Maryland

$ in Billions

	Deposits	% Market Share	Rank
Bank of America	$ 11.7	16.6%	1
M&T Bank	7.9	11.2	2
Mercantile	7.1	10.0	3
BB&T/FVB	**4.5**	**6.4**	**7**

Deposit Market Share -
Washington DC MSA*
$ in Billions

	Deposits	% Market Share	Rank
Wachovia	$ 11.4	11.9%	1
SunTrust	10.8	11.3	2
Bank of America	10.2	10.7	3
BB&T/FVB**	**9.3**	**9.8**	**4**

* Excludes Capital One
**Deposits prior to divestiture

Pro Forma Deposit Distribution

By State

	% of BB&T's & FVB's Total Deposits	Rank
Virginia/DC	30%	2
North Carolina*	27	2
Georgia	9	6
South Carolina	8	3
Maryland	8	7
West Virginia	7	1
Kentucky	7	3
Tennessee	2	10
Florida	2	29

*Excludes home office deposits

Proven Ability to Make a Successful In-Market Acquisition

BB&T's acquisition of FVB will be very similar to BB&T's acquisition of UCB

	UCB	FVB
Increase in BB&T's assets	21%	14%
Projected cost savings	45%	40%
Branches targeted for closure or divestiture	52%	40%

BB&T actually achieved 48% cost savings in the UCB merger, thus exceeding its original projection

BB&T Investment Criteria

- Cash Basis EPS (accretive by year 2)
- GAAP EPS (accretive by year 4)
- Internal rate of return (15% or better)
- Cash Basis ROE (accretive by year 3)
- Cash Basis ROA (accretive by year 3)
- Tangible book value per share (accretive by year 5)
- Must not cause combined leverage capital ratio to go below 7%

Criteria are listed in order of importance. There are sometimes trade-offs among criteria.

Assumptions

- BB&T's 2003 EPS is based on a First Call estimate of $2.97 and subsequent years are based on 12% income statement and balance sheet growth.
- FVB's 2003 projected financial statements are based on a First Call estimate of $2.69.
- 40% annual cost savings of the 2002 noninterest expense base (excluding intangibles amortization) are used in the valuation to be fully realized in the first 12 months following conversion.
- Growth Rates - The balance sheet and income statement items are projected to grow by 12% in all years except for the following adjustment:
  - Noninterest income is grown to achieve a fee income ratio of 35% by year 7.
- Net Interest Margin - The core net margin is estimated at 4.68% (non-FTE) post divestiture and is held at this level in all years.
- Projected Net Charge-Off Rates - The model assumes a charge-off rate of .20% in 2003, .25% in 2004, and .35% in 2005 and thereafter.
- Projected Loan Loss Allowance - An allowance of 1.30% is assumed in all years.
- Tax rate - An effective tax rate of 32% is used in all years.
- Divestiture - A deposit divestiture totaling $390 million is assumed.

Earnings Per Share Impact

	Pro Forma EPS	Accretion (Dilution) Pro Forma Shares	Pro Forma Cash Basis EPS	Accretion (Dilution) Pro Forma Shares
2004	$ 3.25	$ (0.08)	$ 3.37	$ 0.00
2005	3.68	(0.04)	3.79	0.02
2006	4.17	0.00	4.27	0.06
2007	4.73	0.06	4.81	0.10
2008	5.37	0.13	5.43	0.16
2009	6.08	0.21	6.13	0.23
2010	6.88	0.31	6.92	0.32
2011	7.72	0.36	7.75	0.36
2012	8.65	0.41	8.68	0.41
2013	9.69	0.46	9.72	0.46

Internal rate of return 20.1%

ROE Impact *

	Pro Forma ROE (%)	Change	Pro Forma Cash Basis ROE (%)	Change
2004	15.59	(3.38)	25.79	1.09
2005	16.04	(2.91)	24.74	0.89
2006	16.41	(2.42)	23.82	0.82
2007	16.70	(1.97)	23.00	0.79
2008	16.98	(1.55)	22.37	0.83
2009	17.19	(1.21)	21.82	0.84
2010	17.38	(0.91)	21.37	0.86
2011	17.41	(0.78)	20.84	0.73
2012	17.41	(0.70)	20.39	0.62
2013	17.40	(0.63)	20.00	0.53

* The decrease in cash basis ROE results from the build up in equity relative to assets. If consistent with attaining and maintaining a leverage capital ratio of at least 7%, BB&T may choose to leverage the balance sheet further through the repurchase of its stock.

ROA Impact

	Pro Forma ROA (%)	Change	Pro Forma Cash Basis ROA (%)	Change
2004	1.73	(0.00)	1.86	0.08
2005	1.75	0.02	1.87	0.09
2006	1.78	0.04	1.88	0.10
2007	1.81	0.07	1.90	0.11
2008	1.84	0.10	1.91	0.13
2009	1.87	0.12	1.93	0.15
2010	1.89	0.14	1.94	0.16
2011	1.90	0.15	1.94	0.17
2012	1.90	0.15	1.94	0.17
2013	1.91	0.15	1.94	0.17

Book Value/Capital Impact

	Pro Forma Stated Book Value Per Share		Pro Forma Tangible Book Value Per Share		Pro Forma*
	Stated	Accretion (Dilution)	Tangible	Accretion (Dilution)	Leverage Ratio
2004	$ 21.86	$ 3.29	$ 14.13	$ (0.52)	7.55 %
2005	24.11	3.28	16.52	(0.44)	7.93
2006	26.82	3.27	19.35	(0.36)	8.33
2007	29.90	3.30	22.53	(0.26)	8.69
2008	33.40	3.40	26.12	(0.12)	9.02
2009	37.37	3.55	30.15	0.06	9.32
2010	41.87	3.77	34.70	0.30	9.60
2011	46.92	4.04	39.78	0.56	9.84
2012	52.59	4.34	45.48	0.86	10.06
2013	58.93	4.68	51.85	1.19	10.25

*BB&T's goal is to manage its leverage ratio to between 7% and 8%

Organizational Issues

BB&T will offer three seats on BB&T Corporation's Board of Directors. Barry Fitzpatrick will fill one of these seats. Mr. Fitzpatrick will also join the Executive Committee of BB&T's board.

BB&T will offer two seats on the Branch Banking and Trust Company Board of Directors.

First Virginia Banks, Inc. board members not filling one of the five seats mentioned above will be offered board seats on the Branch Banking and Trust Company of Virginia board.

Mr. Fitzpatrick will be named CEO of BB&T's Virginia operations.

As part of the merger, BB&T intends to create five community bank regions within the existing FVB footprint.

Risk is Minimal

- BB&T/FVB have very similar cultures
  - FVB has a customer service focused community banking structure
  - FVB is ranked #1 in credit quality among 50 regional and super-regional financial institutions
  - FVB has a history of stability in their workforce and training programs that reinforce basic philosophies consistent with those of BB&T
- Cost savings are attainable: in-market merger
- BB&T has successfully integrated significant mergers in the past, i.e. United Carolina Bancshares and One Valley Bancorp, Inc.
- "Plain Vanilla" merger
- Franchise value enhancement provides downside protection to BB&T shareholders

Summary

- The acquisition of First Virginia Banks, Inc. is a strong strategic fit:
  - It creates a premier banking franchise in Virginia and significantly enhances operations in Maryland, Tennessee, and the Washington, DC MSA
  - Provides ongoing opportunities for cost savings as the combined branch franchise is optimized
  - Provides ongoing revenue enhancements by cross-selling to FVB's approximately 850,000 households
  - It fits culturally and geographically
  - This is the type of merger we have consistently, successfully executed

- Overall investment criteria are met:
  - Cash EPS accretive in year 1 and GAAP EPS accretive in year 3
  - IRR 20.1%
  - Cash ROE accretive in year 1
  - Cash ROA accretive in year 1
  - Tangible book value accretive in year 6
  - Combined leverage ratio remains above 7%

Appendix

- Historical Financial Data
- Glossary
- Where to go for additional information about BB&T, First Virginia Banks, Inc. and the merger

First Virginia Banks, Inc.

Financial Summary

	2000	% Change	2001	% Change	2002	% Change
Earnings Summary (in thousands)						
Interest Income (FTE)						
Interest on loans & leases	$ 514,130	1.4%	$ 507,248	-1.3%	$ 467,615	-7.8%
Interest & dividends on securities	112,598	-9.9%	131,876	17.1%	158,142	19.9%
Interest on temporary investments	23,808	47.7%	22,021	-7.5%	9,227	-58.1%
Total interest income (FTE)	650,536	0.4%	661,145	1.6%	634,984	-4.0%
Interest Expense						
Interest expense on deposit accounts	194,023	1.7%	194,342	0.2%	132,945	-31.6%
Interest on short-term borrowings	25,122	58.0%	17,806	-29.1%	5,837	-67.2%
Interest on long-term debt	166	-42.4%	621	274.1%	795	28.0%
Total interest expense	219,311	6.0%	212,769	-3.0%	139,577	-34.4%
Net interest income (FTE)	431,225	-2.2%	448,376	4.0%	495,407	10.5%
Less taxable equivalency adjustment	6,730	-8.0%	7,822	16.2%	7,558	-3.4%
Net interest income	424,495	-2.1%	440,554	3.8%	487,849	10.7%
Provision for loan losses	9,428	-33.6%	6,755	-28.4%	9,955	47.4%
Net interest income after provision	415,067	-1.1%	433,799	4.5%	477,894	10.2%
Noninterest Income						
Service charges on deposit accounts	59,408	5.5%	66,796	12.4%	70,470	5.5%
Non-deposit fees and commissions	33,489	9.7%	38,200	14.1%	42,152	10.3%
G / (L) on sale of real estate & securities	198	-76.8%	4,547	2196.5%	516	-88.7%
Other operating income	20,703	-25.4%	18,916	-8.6%	24,086	27.3%
Total noninterest income	113,798	-1.4%	128,459	12.9%	137,224	6.8%
Noninterest Expense						
Personnel	186,213	2.1%	194,376	4.4%	203,160	4.5%
Occupancy & equipment	59,189	3.7%	60,030	1.4%	60,540	0.8%
Intangible amortization	14,974	-0.5%	14,836	-0.9%	8,847	-40.4%
Other operating expenses	61,769	-15.2%	63,498	2.8%	64,862	2.1%
Total noninterest expense	322,145	-1.6%	332,740	3.3%	337,409	1.4%
Net income before taxes	206,720	-0.5%	229,518	11.0%	277,709	21.0%
Income taxes	67,334	-4.6%	80,080	18.9%	93,772	17.1%
Net income before nonrecurring items	139,386	1.7%	149,438	7.2%	183,937	23.1%
Nonrecurring income / (charges)	2,645	-80.8%	15,013	467.6%	-	-100.0%
Net income	$ 142,031	-5.9%	$ 164,451	15.8%	$ 183,937	11.8%
Basic EPS	$ 2.01	0.0%	$ 2.33	15.7%	$ 2.57	10.2%
Diluted EPS	2.00	0.1%	2.32	15.6%	2.55	10.1%
Diluted EPS before nonrecurring items	1.97	8.1%	2.11	7.1%	2.55	21.2%
Book value	$ 14.34	2.6%	$ 16.06	12.0%	$ 17.46	8.7%
EOP shares [1]	69,215		71,740		70,899	
Basic shares [1]	70,598		70,650		71,680	
Diluted shares [1]	70,886		70,976		72,109	

[1] All share numbers have been adjusted for the 3-for-2 stock split effective August 16, 2002.

First Virginia Banks, Inc.

Financial Summary

	2000		2001		2002	
Average Balance Sheet						
(In thousands)						
Assets						
Loans	$ 6,379,427	2.9%	$ 6,420,489	0.6%	$ 6,510,340	1.4%
Securities	1,940,085	-10.5%	2,245,244	15.7%	3,090,515	37.6%
Other earning assets	375,287	20.1%	550,174	46.6%	483,735	-12.1%
Total interest earning assets	8,694,799	0.2%	9,215,907	6.0%	10,084,590	9.4%
Goodwill & other intangibles	163,588	-7.5%	178,863	9.3%	195,023	9.0%
Other assets	373,276	-8.9%	376,317	0.6%	586,686	1.8%
Total assets	$ 9,431,663	-0.6%	$ 9,971,286	5.7%	$10,866,299	9.0%
Net interest margin	4.96%		4.87%		4.91%	
Liabilities & Shareholders' Equity						
Interest bearing deposits:						
Money Market & NOW	$ 2,430,830	-1.2%	$ 2,539,805	4.5%	$ 3,101,997	22.1%
Savings	1,038,889	-7.8%	1,017,800	-2.0%	1,104,019	8.5%
CD's and other time	2,787,523	0.2%	2,914,891	4.6%	2,781,732	-4.6%
Total interest bearing deposits	6,257,242	-1.8%	6,472,496	3.4%	6,987,748	8.0%
Short-term borrowed funds	462,764	21.2%	589,662	27.4%	620,180	5.2%
Long-term debt	1,707	-38.0%	10,553	518.2%	13,952	32.2%
Total interest bearing liabilities	6,721,713	-0.5%	7,072,711	5.2%	7,621,880	7.8%
Demand deposits	1,589,650	0.6%	1,658,469	4.3%	1,886,410	13.7%
Other liabilities	131,065	9.6%	156,503	19.4%	149,290	-4.6%
Total liabilities	8,442,428	-0.2%	8,887,683	5.3%	9,657,580	8.7%
Preferred equity	467	-7.0%	432	-7.5%	410	-5.1%
Common equity	988,768	-4.0%	1,083,171	9.5%	1,208,309	11.6%
Total equity	989,235	-4.0%	1,083,603	9.5%	1,208,719	11.5%
Total liabilities & shareholders' equity	$ 9,431,663	-0.6%	$ 9,971,286	5.7%	$10,866,299	9.0%

First Virginia Banks, Inc.

Financial Summary

	2000		2001		2002	
Ratio Analysis						
ROA	1.48%		1.50%		1.69%	
ROCE	14.10%		13.80%		15.22%	
Efficiency ratio	59.1%		58.1%		53.4%	
Adj. noninterest income / Adj. revenues	20.9%		21.7%		21.6%	
Average equity / Average assets	10.5%		10.9%		11.1%	
Credit Quality (In thousands)						
Beginning	$ 70,119		$ 70,300		$ 71,937	
Provision	9,428		6,755		9,955	
Acquired allowance [1]	-		4,148		-	
Net charge-offs	(9,247)		(9,266)		(10,879)	
Ending allowance	$ 70,300		$ 71,937		$ 71,013	
Allowance	1.10%		1.10%		1.11%	
Charge-off rate	0.14%		0.14%		0.17%	
Period end loans & leases	$ 6,366,464	-0.3%	$ 6,510,559	2.3%	$ 6,377,866	-2.0%
Period end common equity	$ 992,255	-3.7%	$ 1,152,065	16.1%	$ 1,237,964	7.5%
Total assets	$ 9,516,469	0.7%	$10,623,027	11.6%	$11,227,587	5.7%

[1] The 2001 figure includes approximately $5.5 million in acquired allowance along with a decrease of $1.3 million due to divestiture from the James River acquisition.

PRO FORMA BALANCE SHEET
December 31, 2002

	BB&T *	% Total Assets	First Virginia	% Total Assets	Pro Forma Combined	% Total Assets
Assets						
Cash and due from banks	$ 1,929,650	2.4%	$ 370,387	3.3%	$ 2,300,037	2.5%
Interest-bearing deposits with banks	148,122	0.2%	-	0.0%	148,122	0.2%
Federal funds sold and securities purchased under resale agreements or similar arrangements	294,448	0.4%	36,383	0.3%	330,831	0.4%
Trading securities at market value	148,488	0.2%	-	0.0%	148,488	0.2%
Securities available for sale at market value	17,599,477	21.9%	1,136,038	10.1%	18,735,515	20.5%
Securities held to maturity at amortized cost	55,523	0.1%	2,825,013	25.2%	2,880,536	3.2%
Loans and leases, net of unearned income	53,518,013	66.7%	6,377,866	56.8%	59,895,879	65.5%
Allowance for loan and lease losses	(723,685)	-0.9%	(71,013)	-0.6%	(794,698)	-0.9%
Loans and leases, net	52,794,328	65.8%	6,306,853	56.2%	59,101,181	64.6%
Premises and equipment, net of accumulated depreciation	1,072,101	1.3%	147,894	1.3%	1,219,995	1.3%
Intangible assets	1,872,203	2.3%	190,279	1.7%	2,062,482	2.3%
Other assets	4,302,476	5.4%	214,740	1.9%	4,517,216	4.9%
Total assets	$ 80,216,816	100.0%	$ 11,227,587	100.0%	$ 91,444,403	100.0%
Liabilities and Shareholders' Equity						
Deposits:						
Noninterest-bearing deposits	$ 7,864,338	9.8%	$ 2,064,033	18.4%	$ 9,928,371	10.9%
Savings and interest checking	3,071,551	3.8%	3,005,177	26.8%	6,076,728	6.6%
Money rate savings	17,188,942	21.4%	1,468,356	13.1%	18,657,298	20.4%
Certificates of deposit and other time deposits	23,155,185	28.9%	2,672,925	23.8%	25,828,110	28.2%
Total deposits	51,280,016	63.9%	9,210,491	82.0%	60,490,507	66.2%
Short-term borrowed funds	5,396,959	6.7%	617,589	5.5%	6,014,548	6.6%
Long-term debt	13,587,841	16.9%	13,488	0.1%	13,601,329	14.9%
Accounts payable and other liabilities	2,564,086	3.2%	147,674	1.3%	2,711,760	3.0%
Total liabilities	72,828,902	90.8%	9,989,242	89.0%	82,818,144	90.6%
Shareholders' equity:						
Preferred stock	-	-	381	0.0%	381	0.0%
Common stock	2,352,261	2.9%	70,899	0.6%	2,423,160	2.6%
Additional paid-in capital	793,123	1.0%	19,406	0.2%	812,529	0.9%
Retained earnings	3,912,320	4.9%	1,141,923	10.2%	5,054,243	5.5%
Unvested restricted stock	(499)	0.0%	-	0.0%	(499)	0.0%
Acc. other comp. income, net of deferred income taxes	330,709	0.4%	5,736	0.1%	336,445	0.4%
Total shareholders' equity	7,387,914	9.2%	1,238,345	11.0%	8,626,259	9.4%
Total liabilities and shareholders' equity	$ 80,216,816	100.0%	$ 11,227,587	100.0%	$ 91,444,403	100.0%

* Does not include BB&T's pending acquisition of Equitable Bank of Maryland.

Glossary

Return on Assets – Earnings (excluding merger-related and restructuring charges) for the period as a percentage of average assets for the period.

Return on Equity – Earnings (excluding merger-related and restructuring charges) for the period as a percentage of average common equity for the period.

Cash Basis Performance Results and Ratios – These calculations exclude the effect on net income of amortization expense applicable to certain intangible assets. The ratios also exclude the effect of the unamortized balances of these intangibles from assets and equity.

Efficiency Ratio – Calculated as noninterest expense (excluding merger-related and restructuring charges) as a percentage of the sum of net interest income (excluding merger-related and restructuring charges) on a fully taxable equivalent basis and noninterest income (excluding merger-related and restructuring charges). BB&T also excludes securities gains/losses, foreclosed property expense, and provisions for impairment of mortgage servicing rights.

Leverage Capital Ratio – Common shareholders' equity excluding unrealized securities gains and losses and certain intangible assets as a percentage of average assets for the most recent quarter less certain intangible assets.

Total Risk-Based Capital Ratio – The sum of shareholders' equity, a qualifying portion of subordinated debt and a qualifying portion of the allowance for loan and lease losses as a percentage of risk-weighted assets.

Net Charge-Off Ratio – Loan and lease losses net of recoveries as a percentage of average loans and leases.

Net Revenue - Net interest income FTE before provision plus noninterest income.

Internal Rate of Return – The interest rate that equates the present value of future returns to the investment outlay. An investment is considered acceptable if its IRR exceeds the required return. The investment is defined as the market value of the stock and/or other consideration to be received by the selling shareholders.

Certain of the ratios discussed above may be annualized if the applicable periods are less than a full year.

The foregoing may be deemed to be offering materials of BB&T Corporation in connection with BB&T's proposed acquisition of First Virginia Banks, Inc. on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated January 20, 2003, between BB&T and First Virginia Banks, Inc. This filing is being made in connection with Regulation of Takeovers and Security Holder Communications (Release #'s 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC").

Shareholders of First Virginia Banks, Inc., BB&T Corporation, and other investors are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 which BB&T will file with the SEC in connection with the proposed merger because it will contain important information about BB&T, First Virginia Banks, Inc., the merger, the persons soliciting proxies in the merger, and their interests in the merger and related matters. After it is filed with the SEC, the joint proxy statement/prospectus will be available for free, both on the SEC's web site (http://www.sec.gov) and from FVB and BB&T as follows:

Richard F. Bowman
Chief Financial Officer
First Virginia Banks, Inc.
6400 Arlington Blvd.
Falls Church, Virginia 22042
Phone: (703) 241-3685

Alan W. Greer
Shareholder Reporting
BB&T Corporation
Post Office Box 1290
Winston-Salem, North Carolina 27102
Phone: (336) 733-3021

In addition to the proposed registration statement and joint proxy statement/prospectus, BB&T and FVB file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. BB&T's and FVB's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.